

Mail Stop 3233

July 6, 2017

<u>Via E-Mail</u>
Seth Grae
President and Chief Executive Officer
Lightbridge Corporation
11710 Plaza America Drive, Suite 2000
Reston, VA 20190

> **Re:** **Lightbridge Corporation**
> **Registration Statement on Form S-1**
> **Filed June 16, 2017**
> **File No. 333-218794**

Dear Mr. Grae:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. In light of the previously registered resale offering by Aspire Capital of up to 5,730,200 shares of your common stock pursuant to a registration statement that was declared effective on December 22, 2015, please provide us with an analysis as to why you believe this offering is appropriately registered as an indirect primary offering in reliance on Rule 415(a)(1)(i). Among other factors in your response, please address the aggregate size of the resale offerings that have been registered pursuant to the purchase agreement with Aspire Capital compared to the number of shares of common stock held by non-affiliates. Please also tell us whether Aspire Capital has resold substantially all of the securities registered under your prior registration statement, and if so, the date of the most recent sale.

2.   We note your disclosure on page 17 that, as of June 12, 2017, Aspire Capital held warrants to purchase 795,267 shares of the company's common stock, consisting of warrants to purchase 295,267 shares at $0.05 per share and warrants to purchase 500,000 shares at $0.01 per share. Please tell us the dates on which Aspire Capital acquired these warrants. We may have further comment.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3758 with any questions.

                                        Sincerely,

                                        /s/ Sandra B. Hunter

                                        Sandra B. Hunter
                                        Staff Attorney
                                        Office of Real Estate and
                                        Commodities

cc: David R. Crandall
        Hogan Lovells US LLP
        Via E-mail